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18006859

SEC Mail Processing Section MAR 05 2018 Washington DC 408

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68821

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BERENBERG CAPITAL MARKETS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1251 Avenue of the Americas, 53rd Floor
(No. and Street)

New York	New York	10020
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William M. Waddell 646-949-9000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA, LLP
(Name – *if individual, state last, first, middle name*)

100 Park Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, William M. Waddell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BERENBERG CAPITAL MARKETS LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

KOBIE EVANS
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
November 25, 2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

BDO

Tel: 212-885-8000
Fax: 212 697-1299
www.bdo.com

100 Park Avenue
New York, NY 10017

Report of Independent Registered Public Accounting Firm

Board of Directors
Berenberg Capital Markets LLC
New York, New York

Opinion on Statement of Financial Condition

We have audited the accompanying statement of financial condition of Berenberg Capital Markets LLC (the "Broker-Dealer") as of December 31, 2017. In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Broker-Dealer at December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Broker-Dealer's management. Our responsibility is to express an opinion on the Broker-Dealer's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the statement of financial condition. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

BDO USA, LLP

We have served as the Broker-Dealer's auditor since 2011.

New York, New York
February 28, 2018

Berenberg Capital Markets LLC

Statement of Financial Condition

December 31, 2017		
Assets		
Cash & cash equivalents	$	**21,435,267**
Due from clearing broker		**5,182,930**
Clearing deposit		**1,000,000**
Accounts receivable from affiliate		**2,368,708**
Accounts receivable		**26,586**
Due from customer		**1,733,369**
Property and equipment, net of accumulated depreciation of $2,429,417		**6,999,938**
Prepaid expenses and other assets		**718,631**
Tax receivable		**295,111**
Total Assets	$	**39,760,540**
Liabilities and Member's Equity		
Liabilities:		
Accounts payable and accrued expenses	$	**2,286,716**
Compensation payable		**5,684,500**
Due to affiliate		**429,162**
Deferred rent liability		**2,080,864**
Fails to receive		**1,733,369**
Total Liabilities		**12,214,611**
Commitments and Contingencies (Note 6)		
Member's Equity:		
Member's equity		**27,545,929**
Total Member's Equity		**27,545,929**
Total Liabilities and Member's Equity	$	**39,760,540**

See accompanying notes to statement of financial condition.

1. Business

Berenberg Capital Markets LLC ("Company"), a Delaware limited liability company, is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and is a registered member of the Financial Industry Regulatory Authority ("FINRA") as of November 9, 2011, incorporated on December 8, 2010 and commenced operations on January 1, 2011. The Company is engaged primarily in introducing customers to a foreign affiliate. The Company is wholly-owned by Berenberg Americas, LLC ("Parent").

The Company conducts its Securities and Exchange Commission ("SEC") Rule 15a-6 activities on a receive versus payment ("RVP")/delivery versus payment ("DVP") basis. The Company is allowed to conduct a settlement system that stipulates cash payment must be made simultaneously with the delivery of a security. The Company is related through ownership to Joh. Berenberg, Gossler & Co. KG, ("Berenberg Bank"), an affiliated German financial institution based in Hamburg with the Parent as the intermediary holding company. Berenberg Bank has only been given the right to settle trades on behalf of the Company through the Prezioso interpreted letter in SEC Rule 15a-6.

On June 10, 2015, the Company was approved to conduct the sales and trading of U.S. securities as an introducing broker dealer. All transactions are cleared on a fully-disclosed basis through Goldman Sachs Execution & Clearing L.P.

The Company does not hold funds or securities for customers and does not carry accounts of customers. Accordingly, the Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(i) for the 15a-6 activities and under SEC Rule 15c3-3(k)(2)(ii) for the U.S. securities business.

2. Significant Accounting Policies

Basis of Presentation

The statement of financial condition have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Cash and Cash Equivalents

The Company considers all highly liquid investments, with maturities of ninety days or less, as cash and cash equivalents. Cash and cash equivalents held at financial institutions, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. At December 31, 2017, restricted cash of approximately $3,074,900, is included in cash and cash equivalents. Restricted cash is collateral for a letter of credit on an operating lease.

At December 31, 2017, the Company maintains a cash account of approximately $218,000 with Berenberg Bank.

2. Significant Accounting Policies (Continued)

Property and Equipment

Furniture and fixtures and other equipment are depreciated over the estimated useful lives of the assets (ranging from 3-7 years) using the straight-line method. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the respective lease (ranging from 1-10 years), using the straight-line method.

Revenue Recognition and Related Party Transactions

The Company offers its brokerage services to U.S. institutional investors in compliance with Rule 15a(b)(a)2 and a(3), and is compensated under the Transfer Pricing Agreement ("TPA"), effective January 1, 2017. The TPA provides for a net profit split to be paid to the Company in two components; an income distribution earned by the Company and a general expense distribution charged to the Company. The Company recognizes income when it is earned and, from time to time, there are nominal intercompany transactions incurred between the Company and Berenberg Bank. As of December 31, 2017, the Company had a receivable from TPA compensation of $2,322,363 from Berenberg Bank, which is included in accounts receivable from affiliate on the statement of financial condition.

The Company executes transactions on behalf of Berenberg Bank for which commissions are earned. As of December 31, 2017, the Company had a receivable from commissions of $46,345 from Berenberg Bank which is included in accounts receivable from affiliate on the statement of financial condition.

The Company records all securities transactions on a settlement date basis. There is no material difference between settlement date and trade date.

On June 18, 2014, an affiliate of the Company became the sub-landlord of the New York office leases, under similar terms of the original leases.

The Company is related to Berenberg Asset Management LLC ("BAM"), an investment advisor registered with the SEC, through common ownership with the Parent. The Company pays certain operating expenses on behalf of BAM throughout the year.

Use of Estimates

The preparation of this financial statement in conformity with U.S. GAAP requires Company management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of this financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Significant Accounting Policies (Continued)

Deferred Rent

Rent expense under operating leases is recorded on a straight-line basis over the lease term. Lease incentives, such as rent-free periods, are recognized on a straight-line basis over the term of the lease or until the first rent review date, whichever occurs first. Deferred rent represents the difference between rent charged on a straight-line basis and amounts paid under the terms of the lease. Deferred rent liability is shown on the statement of financial condition.

Income Taxes

The Company accounts for income taxes in accordance with Accounting Standards Codification ("ASC") 740, "Income Taxes". Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. When applicable, a valuation allowance is established to reduce any deferred tax asset when it is determined that it is more likely than not that some portion of the deferred tax asset will not be realized. It is the policy of the Company to comply with the provisions applicable to companies, as defined by Subchapter C of the Internal Revenue Code.

The Company files Federal, state and local income tax returns. On the Federal and State of Massachusetts returns, the Company files on a consolidated basis with BAM. As the Company was able to utilize losses generated by BAM in 2014 and 2015, the Company initially recorded a liability to BAM for the tax benefit received of $544,999. As of December 31, 2017, $429,162 remains payable to BAM and is included in due to affiliate on the statement of financial condition. No income tax returns are currently under examination. The Company's tax returns since 2014 are currently open to examination. As of the end of the tax year 2017 the Company estimated to have approximately $3.5 million of Federal net operating losses, as well as certain state local net operating losses, which start expiring in 2035.

For the period ended December 31, 2017 the effective tax rate differs from the statutory rate of 35% primarily due to the full valuation allowance, state and local income taxes and nondeductible expenses.

The Company made an election to be treated as a corporation for U.S. tax purposes.

2. Significant Accounting Policies (Continued)

Income Taxes (Continued)

Differences between the financial statement carrying amounts and the tax bases of assets and liabilities that give rise to significant portions of the deferred tax assets and liabilities are as follows:

Deferred tax assets:		
Deferred rent	$	588,267
Net operating losses carryforward		1,158,961
State bonus depreciation		43,401
Total deferred tax assets		1,790,629
Property and equipment, net		(218,866)
Deferred rent		(10,479)
Net deferred tax assets before valuation allowance		1,561,284
Valuation allowance		(1,561,284)
Net deferred tax assets after valuation allowance	$	-

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the existence of, or generation of, taxable income in the periods in which those temporary differences are deductible. Management considers the scheduled reversal of deferred tax liabilities, taxes paid in carryback years, projected future taxable income, and tax planning strategies in making this assessment.

Based upon the inability to predict estimates of future taxable income over the periods in which the deferred tax assets are deductible, at December 31, 2017, management is uncertain the Company will realize the benefits of these deductible differences, and therefore, has placed a full valuation allowance against these deferred tax positions.

New Accounting Pronouncements

In November 2016, the FASB issued ASU 2016-18, "Statement of Cash Flows (Topic 230) - Restricted Cash". ASU 2016-18 reduces the diversity in the presentation of restricted cash and restricted cash equivalents in the statement. The statement requires that restricted cash and restricted cash equivalents be included as components of total cash and cash equivalents as presented on the statement of cash flows. The standard is effective for the Company beginning October 1, 2018 for both interim and annual periods. Early adoption is permitted. The ASU should be applied retrospectively to all periods presented. The Company is currently evaluating the impact that the adoption of ASU 2016-18 will have on the statement of financial condition.

3. Significant Risk Factors

Market risk
The Company's revenues are subject to substantial fluctuations due to a variety of factors that cannot be predicted with great certainty, including the overall condition of the economy and the securities markets as a whole. As a result, net income and revenues may vary significantly from year-to-year.

Credit risk
The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers and banks. Credit risk represents the potential loss that the Company would incur if the counterparties failed to perform pursuant to the terms of their obligations to the Company. The Company minimizes its exposure to credit risk by conducting transactions with established and reputable financial institutions. Counterparty exposure is monitored on a regular basis.

Operational risk
Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. The Company outsources a portion of its critical business functions to third party firms. Accordingly, the Company negotiates its agreements with these firms with attention focused not only on the delivery of core services but also on the safeguards afforded by back-up systems and disaster recovery capabilities.

Cyber-Security risk
Cyber-security risk is the risk that the Company's computer systems, software and networks may be vulnerable to unauthorized access, computer viruses or other malicious code and other events that could have a security impact. To mitigate the risks related to cyber-attacks on our critical data, the Company takes protective measures and devotes significant resources to maintaining and upgrading its systems and networks. Such measures include intrusion and detection prevention systems, monitoring firewalls to safeguard critical business applications, monitoring third-parties that the Company does business with and employee training.

4. Due from Clearing Broker

The Company has a clearing agreement with its clearing broker to carry its customers' Delivery vs. Payment ("DVP") & Receive vs. Payment ("RVP") accounts at Goldman, Sachs & Co., as well as the Company's accounts as a customer of the clearing broker. As part of the Company's clearing agreement with its clearing broker, a minimum deposit of $1,000,000 is to be maintained at all times. At times, the Company will have receivables (e.g. client commissions received) and/or payables to the broker, which may include cash balances, net of margin debit balances and collateral posted (e.g. clearing deposit).

5. Property and Equipment, Net

At December 31, 2017, property and equipment, net consisted of:

	Estimated Useful Life	Amount
Construction in Progress	-	$ 4,864,866
Artwork	-	46,638
Leasehold improvements	Lease term	2,407,225
Computers and equipment	3-5 years	1,521,152
Furniture and fixtures	7 years	589,474
		9,429,355
Less: Accumulated depreciation		(2,429,417)
		$ 6,999,938

6. Commitments and Contingencies

Operating Leases

The Company leases office space under non-cancellable lease agreements expiring through 2030. The Company also receives rent from the sublease of office space under a non-cancellable lease agreements expiring through 2022.

Minimum rental payments and minimum rental receipts were approximately as follows:

Year ending December 31,	*Future Minimum Rental Payments*	*Future Minimum Rental Receipts*	*Net Future Minimum Rental Payments*
2018	$ 2,535,000	$ (191,000)	$ 2,344,000
2019	3,726,000	(195,000)	3,531,000
2020	3,596,000	(199,000)	3,397,000
2021	3,485,000	(203,000)	3,282,000
2022	3,320,000	(34,000)	3,286,000
Thereafter	26,425,000	-	26,425,000
	$ 43,087,000	$ (822,000)	$ 42,265,000

As of December 31, 2017, the Company had a deferred rent liability of $2,080,136.

Berenberg Bank serves as the guarantor under provisions of the lease. Payments under the guaranty are not to exceed $7,000,000 and are payable under breach of any warranty or default.

As of December 31, 2017, the Company declared $4,634,500 in discretionary bonuses and $1,050,000 in non-discretionary bonuses, which is included in compensation payable on the statement of financial condition.

7. Regulatory Net Capital Requirements

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company maintain minimum net capital. The Company has elected to use the alternative method, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of customer debit items, as defined. At December 31, 2017, the Company had net capital of $18,478,602 which exceeded its requirement of $250,000 by $18,228,602.

8. Subsequent Events

Management has evaluated the possibility of subsequent events existing in the Company's statement of financial condition through February 28, 2018, the date the statement of financial condition was available to be issued. Management has determined that there are no material events that would require adjustment to or disclosure in the Company's statement of financial condition.

Berenberg Capital Markets LLC

Statement of Financial Condition
December 31, 2017

FILED PURSUANT TO RULE 17A-5(e)(3) AS A PUBLIC DOCUMENT